SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HIGHER ONE HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

42983D104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 42983D104

1)

Name of Reporting Person

Club Circle Partners

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	3,403,624

6)	Shared Voting Power:	0

7)	Sole Dispositive Power:	3,403,624

8)	Shared Dispositive Power:	0

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

3,403,624

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

6.09%

12)

Type of Reporting Person

PN

SCHEDULE 13G

CUSIP No. 42983D104

1)

Name of Reporting Person

Henry G. Fuldner

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	3,403,624(1)

6)	Shared Voting Power:	0

7)	Sole Dispositive Power:	3,403,624(1)

8)	Shared Dispositive Power:	0

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

3,403,624(1)

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11)

Percent of Class Represented by Amount in Row (9)

6.09%

12)

Type of Reporting Person

IN

(1)

As the manager of Club Circle Partners, Henry G. Fuldner, possesses the sole power to direct the voting and disposition of the shares owned by Club Circle Partners.  However, Mr. Fuldner disclaims beneficial ownership of the shares held by Club Circle Partners except to the extent of his pecuniary interest therein.

SCHEDULE 13G

CUSIP No. 42983D104

ITEM 1(a).

Name of Issuer.

Higher One Holdings, Inc.

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

25 Science Park

New Haven, Connecticut 06511

ITEM 2(a).

Names of Persons Filing.

1)

Club Circle Partners

2)

Henry G.  Fuldner

ITEM 2(b).

Address of Principal Business Office.

All reporting persons may be contacted at 780 North Water Street, Milwaukee, Wisconsin 53202.

ITEM 2(c).

Citizenship or Place of Organization.

Club Circle Partners is a Wisconsin partnership.  Mr. Fuldner is a United States citizen.

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of common stock, $0.001 par value, of Higher One Holdings, Inc.

ITEM 2(e).

CUSIP Number.

42983D104

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.

Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

The filing of this Statement shall NOT be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including for purposes of Sections 13, 14 or 16 of the Act.  Neither any of the reporting persons nor any partner thereof is a member of a “group” for any purpose.

ITEM 5.

Ownership of Five Percent or Less of a Class.

Not Applicable.

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.

Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.

Notice of Dissolution of Group.

Not Applicable.

ITEM 10.

Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 9th day of February, 2011.

CLUB CIRCLE PARTNERS

/s/ Henry G. Fuldner

BY:  Henry G. Fuldner

TITLE:  Manager

HENRY G. FULDNER

/s/ Henry G. Fuldner

AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of:  Club Circle Partners, a Wisconsin partnership, and Henry G. Fuldner.

Dated:  February 9, 2011

CLUB CIRCLE PARTNERS

/s/ Henry G. Fuldner

BY:  Henry G. Fuldner

TITLE:  Manager

HENRY G. FULDNER

/s/ Henry G. Fuldner